EXHIBIT 99.1

Suncor Energy Inc. Notice dated April 4, 2017 re: Non-employee director participation in Stock Option Plan is subject to shareholder approval

Suncor Energy Inc. Notice re: Non-employee director participation in Stock Option Plan is subject to shareholder approval.

April 4, 2017 – Suncor Energy Inc. (“Suncor”) confirms that the terms of Suncor’s Stock Option Plan do not permit grants of stock options to non-employee directors unless shareholder approval is obtained.

Suncor gave notice on April 15, 2013 that it would take steps to remove the ability under the Plan for options to be granted to non-employee directors unless shareholder approval is obtained. In furtherance of this commitment Suncor’s Board of Directors amended the Plan on April 30, 2013 to include a requirement that shareholder approval must be obtained prior to any grant of stock options to a non-employee director. This amendment was consistent with Suncor’s discontinuance of stock option grants to non-employee directors effective January 1, 2009. Suncor has not granted stock options to non-employee directors since July 29, 2008 as confirmed annually in its management proxy circulars since that time.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about these amendments, please contact Investor Relations.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com